UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

HERBALIFE LTD.

(Name of Issuer)

Common Shares, par value $0.002 per share

(Title of Class of Securities)

G4412G 10 1

(CUSIP Number)

Kevin J. Curley

c/o J.H. Whitney & Co.

130 Main Street

New Canaan, Connecticut 06840

(203) 716-6100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

Paul T. Schnell, Esq.

Neil P. Stronski, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

April 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 4. Purpose of Transaction

The disclosure in Item 4 of the Schedule 13D originally filed on February 2, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on March 19, 2007, Amendment No. 2 to the Schedule 13D filed on March 20, 2007, Amendment No. 3 to the Schedule 13D filed on March 21, 2007, Amendment No. 4 to the Schedule 13D filed on March 26, 2007, Amendment No. 5 to the Schedule 13D filed on March 27, 2007 and Amendment No. 6 to the Schedule 13D filed on March 30, 2007 (the “Schedule 13D”), is hereby amended by adding the following paragraph as a new paragraph after the eighth paragraph thereof:

After being contacted by advisors to the Special Committee, Buyer and the Special Committee, and their respective advisors, have commenced discussions concerning Buyer’s possible interest in exploring making a proposal to acquire all of the outstanding Common Shares of the Issuer at a price higher than Buyer’s previously withdrawn proposal of $38 per share in cash. There can be no assurance that Buyer will make a revised proposal, that any such proposal would be approved by the Special Committee, or as to the terms of any such revised proposal.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 5, 2007

WHITNEY V, L.P. By: Whitney Equity Partners V, LLC, its General Partner
By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien Managing Member

WHITNEY STRATEGIC PARTNERS V, L.P. By: Whitney Equity Partners V, LLC, its General Partner
By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien Managing Member

WHITNEY PRIVATE DEBT FUND, L.P. By: Whitney Private Debt GP, L.L.C., its General Partner
By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien Managing Member

WHITNEY EQUITY PARTNERS V, LLC
By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien Managing Member

WHITNEY PRIVATE DEBT GP, L.L.C.
By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien Managing Member

PRAIRIE FIRE CAPITAL, LLC
By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien Manager

_/s/ Peter M. Castleman _____________________________ Peter M. Castleman
_/s/ Daniel J. O’Brien _______________________________ Daniel J. O'Brien
_/s/ Michael R. Stone________________________________ Michael R. Stone
THE MICHAEL AND KAREN STONE FAMILY FOUNDATION, INC.
By:	/s/ Michael R. Stone
Michael R. Stone Sole Director and President